Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

This management’s discussion and analysis is designed to provide you with a narrative explanation of our financial condition and results of operations. We recommend that you read this discussion together with our unaudited condensed consolidated interim financial statements, including the notes thereto, as of and for the three- and six-months ended June 30, 2021 and 2020 included as Exhibit 99.3 to the Report on Form 6-K to which this discussion is attached as Exhibit 99.2. We also recommend that you read “Item 4. Information on the Company” and our audited consolidated financial statements for fiscal year 2020, and the notes thereto, which appear in our Annual Report on Form 20-F for the year ended December 31, 2020 (the “Annual Report”) filed with the U.S. Securities and Exchange Commission (the “SEC”). In addition, we recommend that you read any public announcements made from time to time by Pharvaris N.V.

The following discussion is based on our financial information prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”), which may differ in material respects from generally accepted accounting principles in the United States and other jurisdictions. We maintain our books and records in euros. Unless otherwise indicated, all references to currency amounts in this discussion are in euros.

The following discussion includes forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those described under “Item 3. Key Information—D Risk factors” in the Annual Report.

Unless otherwise indicated or the context otherwise requires, all references to “Pharvaris” or the “Company,” “we,” “our,” “ours,” “us” or similar terms refer to Pharvaris N.V. and its subsidiaries.

Overview

We are a clinical-stage biopharmaceutical company focused on the development and commercialization of innovative therapies for rare diseases with significant unmet need, initially focused on angioedema and other bradykinin-mediated diseases. Our first molecule, PHA121, is a novel, small-molecule bradykinin B2-receptor antagonist for the treatment of hereditary angioedema, or HAE. Bradykinin-B2-receptor inhibition is a clinically validated mechanism for the treatment of HAE, as demonstrated by icatibant, a bradykinin B2-receptor antagonist approved in Europe in 2008 and in the United States in 2011 (as FIRAZYR®). We designed PHA121 to improve upon the therapeutic profile of existing therapies and, through oral delivery, to provide patients with quality of life and convenience that is superior to current standard-of-care HAE treatments, which are injectables. Besides the route of administration, the HAE market can be characterized by two distinct medical interventions, i.e., acute treatment trying to counter an actual attack the patient is undergoing and prophylactic treatment which aims at preventing attacks. In order to address both distinct patient needs, we are developing two specific products with PHVS416 as our on-demand rapid-exposure product candidate, and PHVS719, a small daily dose extended-release product candidate for prophylaxis of HAE. We believe that our product candidates may address a broader range of angioedema attacks than other available treatments since PHA121 blocks the actual signal that leads to angioedema (the interaction of bradykinin, or BK, with the bradykinin B2 receptor), rather than an upstream signal. By blocking the action of bradykinin, we can prevent its aberrant signaling regardless of the pathway that generates it.

In our completed Phase 1 trials to-date, we have observed that PHA121 was orally bioavailable and well tolerated at all doses studied, with approximately dose-proportional exposure. We also have successfully demonstrated proof-of-mechanism through a clinical pharmacodynamics, or PD, assessment with the bradykinin challenge in healthy volunteers, a surrogate assessment for dose selection previously validated in the icatibant development program. The data also allowed us to project the therapeutic performance of PHA121 in comparison with that of icatibant. We do not yet have data from any Phase 2 efficacy studies in patients. We plan to efficiently progress through clinical development for on-demand and prophylactic use with our on-demand product candidate, PHVS416, and extended-release product candidate, PHVS719, respectively.

We commenced our RAPIDe-1 Phase 2 clinical trial of PHVS416 in February 2021 and expect to have topline results for the acute treatment of patients with HAE attacks in 2022. Our Investigational New Drug, or IND application has been accepted by the U.S. Food and Drug Administration, or FDA, for the RAPIDe-1 study and additional study centers in the United States will also participate in the RAPIDe-1 clinical trial.

We are also planning to initiate our prophylactic program for PHVS719 in 2021. To that end, a Phase 1 clinical trial to assess its pharmacokinetic profile is expected to start this year. In parallel, we intend to commence a Phase 2 clinical trial in 2021 using twice-daily dosing of the PHVS416, the softgel capsule product.  The objective of this study is to establish the dose-exposure relationship of PHA121 while assessing its safety and efficacy profile when used as prophylaxis in HAE patients. These data are intended to enable us to select the optimal dose for PHVS719, the extended-release product, for prophylactic use. Our IND application for developing PHVS416 in the prophylactic indication has been in effect since April 2021, and we expect to initiate the clinical trial for prophylaxis in 2021.

The COVID-19 outbreak has spread globally and severely restricted the level of economic activity around the world. In response to the COVID-19 outbreak, the governments of many countries, states, cities and other geographic regions have taken preventative or protective actions, such as imposing restrictions on travel and business operations and advising or requiring individuals to limit or forego their time outside of their homes.

We are monitoring developments surrounding the COVID-19 pandemic and have taken steps to identify and mitigate the adverse effects and risks to the Company as a result of the pandemic. As a result, we have modified our business practices, including implementing work from home arrangements for employees able to perform their duties remotely, restricting nonessential travel, and practicing safe social distancing in our operations. We expect to continue to take actions as may be required or recommended by government authorities or in the best interests of our employees and business partners. While the impact of COVID-19 on the Company’s operations and financial performance is limited, the extent to which COVID-19 may impact our financial condition or results of operations is uncertain. For instance, the ongoing spread of COVID-19 may continue to interrupt, or delay, clinical trial activities, regulatory reviews, manufacturing activities and supply chain. For example, we experienced an approximate two-month delay in starting the enrollment of our Phase 1 multiple ascending dose study of PHA121 in healthy volunteers as a result of COVID-19. In addition, even with our distributed operations and our observation of social distancing measures, there remains the possibility that key personnel may become ill or are otherwise unable to work, which could adversely affect our operations.

Furthermore, the spread of the virus may affect the operations of key governmental agencies, such as the FDA, which may delay the development of our product candidates. The spread of COVID-19 may also result in the inability of our suppliers to deliver components or raw materials, and the inability of our CDMOs to provide supplies of our product candidates for our planned clinical trials, on a timely basis or at all. Further, COVID-19 may impact the ability of our CROs, including non-clinical CROs, to provide services to support our clinical program.

Currently vaccine access and availability are on the rise and eligibility is being expanded. Nevertheless, the COVID-19 pandemic remains a rapidly evolving situation and we do not yet know the full extent of its potential impact on our business operations. However, we are making efforts to limit the financial impact of COVID-19 going forward.

Recent announcements

On April 21, 2021, the Company announced the acceptance by the FDA of Pharvaris’ IND application for developing PHVS416 in the prophylactic indication

On May 1, 2021, Dr. R. Gaster resigned as member of the Company’s Board of Directors.

On May 12, 2021, the Company announced the expansion of their leadership team through the appointment of Dr. W. Souverijns, as Chief Community Engagement & Commercial Officer. Dr. W. Souverijns onboarded on July 1, 2021.

On June 29, 2021, the Company's general meeting of shareholders appointed Ms. Viviane Monges as Non-Executive Director and on June 30, 2021 the Board of Directors elected Ms. Monges as chair of the Audit Committee.

Financial Operations Overview

Revenues

We did not record any revenues during the period covered by the historical financial information included in this Report. We do not expect to recognize any revenues before we are able to commercialize our first product.

Research and development expenses

We are focused on the clinical development of PHA121. Since our inception, we have devoted substantially all our resources to research and development efforts relating to the development of PHA121 and our product candidates PHVS416 and PHVS719. We expect that we will continue to incur significant research and development expenses as we seek to complete the clinical development of, and achieve regulatory approval for, our product candidates PHVS416 and PHVS719, and in connection with discovery and development of any additional product candidates.

Research and development expenses consist of the following:

•	employee benefits expenses, which includes salaries, pensions, share-based compensation expenses, bonus plans and other related costs for research and development staff;
•	non-clinical expenses, which include costs of our outsourced discovery and non-clinical development studies;
•

clinical expenses, which includes costs of conducting and managing our sponsored clinical trials, including clinical investigator cost, costs of clinical sites, and costs for CRO’s assisting with our clinical development programs;

•

manufacturing expenses, which include costs related to manufacturing of active pharmaceutical ingredients and manufacturing of the products used in our clinical trials and research and development activities;

•

costs related to regulatory activities, including collecting data, preparing and submitting filings, communicating with regulatory authorities and reviewing the design and conduct of clinical trials for compliance with applicable requirements;

•	costs in connection with investigator-sponsored clinical trials and evaluations;
•	advisers’ fees, including discovery, non-clinical, clinical, chemistry, manufacturing, and controls- related and other consulting services;
•	intellectual property costs, which includes costs associated with obtaining and maintaining patents and other intellectual property; and
•	license costs.

We anticipate that research and development expenses will continue to increase as we continue to progress PHVS416 and PHVS719 through clinical development.

There is a risk that any clinical development or product discovery program may not result in commercial approval. To the extent that we fail to obtain approval to commercialize our product candidate in a timely manner, we would need to continue to conduct clinical trials over a longer period of time, and we anticipate that our research and development expenses may further increase.

Clinical development timelines and associated costs may vary significantly and the successful development of our product candidate is highly uncertain. At this time, we cannot reasonably estimate the nature, timing and estimated costs of the efforts, including patient recruitment and selection that will be necessary to complete the development of, or the period, if any, in which material net cash inflows may commence from, our product candidates.

Moreover, we cannot assure that we will be able to successfully develop or commercialize our product candidates, if approved for marketing. This is due to numerous risks and uncertainties associated with developing drugs. See “Item 3. Key Information—D. Risk factors” in our Annual Report for a discussion of these risks and uncertainties.

Selling and distribution expenses

Historically, we have not incurred any selling and distribution expenses. If our product candidates are approved for registration and marketing, we anticipate incurring substantial selling and distribution expenses in future periods in order to establish an infrastructure for marketing and distribution, obtain supplies of active pharmaceutical ingredients, and manufacture commercial quantities of our product candidate.

General and administrative expenses

We anticipate that we will continue to incur significant general and administrative expenses as we advance our research and development portfolio. General and administrative expenses consist of the following:

•	employee benefits, including salaries, pensions, share-based compensation expenses, bonus plans and other related costs for staff and independent contractors in executive and operational functions;
•	auditors’ and advisers’ fees, including accounting, tax, legal and other consulting services; and
•	rental expenses, facilities and IT expenses and other general expenses relating to our operations.

We anticipate that the continuing development of our business and the expense of maintaining directors’ and officers’ liability insurance, will contribute to future increase in general and administrative expenses. We also expect that general and administrative expenses will increase in the future as we incur additional costs associated with being a public company in the United States.

Share-based compensation expenses

In 2016, we implemented an Equity Incentive Plan, or the Plan, in order to advance the interests of our shareholders by enhancing our ability to attract, retain and motivate persons who are expected to make important contributions to us and by providing such persons with performance-based incentives that are intended to better align the interests of such persons with those of our shareholders. The fair values of these instruments are recognized as personnel expenses in either research and development expenses or general and administrative expense. The Plan has been superseded by the 2021 Long Term Incentive plan after completion of the initial public offering, or IPO in February 2021.

Result of operations

The financial information shown below was derived from our unaudited condensed consolidated interim financial statements for the three- and six-months ended June 30, 2021 and 2020 included as Exhibit 99.3 to this

Report on Form 6-K. The discussion below should be read along with these condensed consolidated interim financial statements, and it is qualified in its entirety by reference to them.

Comparison of the three months ended June 30, 2021 and 2020

	For the three months ended June 30
	2021	2020	Change	%
	(in €)
Research and development expenses	(8,060,599)	(4,331,843)	(3,728,756)	86%
General and administrative expenses	(4,664,726)	(1,393,890)	(3,270,836)	235%
Total operating expenses	(12,725,325)	(5,725,733)	(6,999,592)	122%
Operating loss	(12,725,325)	(5,725,733)	(6,999,592)	122%
Net foreign exchange income/(loss)	(2,474,483)	(19,691)	(2,454,792)	12467%
Loss before tax	(15,199,808)	(5,745,424)	(9,454,384)	165%
Income taxes	(2,965)	—	(2,965)	—
Loss for the period	(15,202,773)	(5,745,424)	(9,457,349)	165%

Revenues

We did not generate any revenues for the three months ended June 30, 2021 and June 30, 2020.

Research and development expenses

	For the three months ended June 30
	2021	2020	Change	%
	(in €)
Personnel expenses	(1,759,669)	(449,846)	(1,309,823)	291%
Clinical expenses	(3,496,223)	(1,517,962)	(1,978,261)	130%
Non-clinical expenses	(1,181,660)	(789,610)	(392,050)	50%
Manufacturing costs	(1,601,980)	(1,495,580)	(106,400)	7%
Intellectual Property costs	(21,067)	(78,845)	57,778	(73)%
Total research and development expenses	(8,060,599)	(4,331,843)	(3,728,756)	86%

Research and development expenses increased from €4,331,843 for the three months ended June 30, 2020 to €8,060,599 for the three months ended June 30, 2021. The increase in the research and development expenses is mainly driven by the progress made in the PHVS416 and PHVS719 development programs in the three months ended June 30, 2021. Clinical expenses increased by €1,978,261 for the three months ended June 30, 2021 compared to the three months ended June 30, 2020 due to the expansion of the Phase 1 clinical program, the initiation of the RAPIDe-1 Phase 2 on demand study and preparations for the prophylactic program. Non-clinical expenses increased by €392,050 for the three months ended June 30, 2021 compared to the three months ended June 30, 2020 due to advancement of the preparations for the Phase 2 and Phase 3 clinical PHVS416 and PHVS719 programs. Manufacturing costs relating to the API and pharmaceutical development of PHVS416 and PHVS719 increased by €106,400 for the three months ended June 30, 2021 compared to the three months ended June 30, 2020 to supply both clinical programs and the Phase 3 non-clinical study package. In the personnel expenses for the three months ended June 30, 2021 and 2020 an amount of €694,085 and €288,767, respectively, was included which related to share-based payments arrangements. The increase in the share-based payment expenses is due to the new grants awarded in the three months ended June 30, 2021 and the cumulative charges of the awards already granted in the three months ended March 31, 2021. The remaining increase in personnel expenses is driven by the growth of our organization and yearly merit adjustments.

General and administrative expenses

	For the three months ended June 30
	2021	2020	Change	%
	(in €)
Personnel expenses	(1,795,721)	(453,479)	(1,342,242)	296%
Consulting fees	(161,559)	(221,307)	59,748	(27)%
Professional fees	(324,793)	(249,065)	(75,728)	30%
Accounting, tax and auditing fees	(648,626)	(320,271)	(328,355)	103%
Facilities, communication and office expenses	(1,510,566)	(131,709)	(1,378,857)	1047%
Travel expenses	(2,563)	742	(3,305)	(445)%
Other expenses	(220,898)	(18,801)	(202,097)	1075%
Total general and administrative expenses	(4,664,726)	(1,393,890)	(3,270,836)	235%

General and administrative expenses increased from €1,393,890 for the three months ended June 30, 2020 to €4,664,726 for the three months ended June 30, 2021. The increase in general and administrative expenses was mainly driven by the growth of the group in connection with the completion of the IPO, which also led to additional expenses inherent to being a public company. In the personnel expenses for the three months ended June 30, 2021 and 2020 an amount of €1,078,654 and €77,648 respectively, was included which related to share-based payments arrangements. The increase in the share-based payment expenses is due to the new grants made in three months ended June 30, 2021 and the cumulative charges of the awards already granted in the three months ended March 31, 2021. The remaining increase in personnel expenses is driven by the growth of our organization and yearly merit adjustments.

Net foreign exchange income/(loss)

Net foreign exchange (loss) for the three months ended June 30, 2021 and 2020 were (€2,474,483) and (€19,691) respectively, a change of (€2,454,792). The amount mainly relates to unrealized foreign exchange income, which is the result of translating the group’s bank balances held in USD to EUR. The foreign exchange rates developed unfavorably for the Company in the second quarter 2021.

Income taxes

We have a history of losses. The tax charge over the three months ended June 30, 2021 relates to the Company’s US subsidiary as the result of a cost-plus agreement between the US entity and the group’s principal entity resulting in a taxable profit in the United States of America, with no taxable income over the three months ended June 30, 2020. We have tax loss carry-forwards of approximately €74.7 million (June 30, 2020: €12.6 million), that are available for offsetting against future taxable profits of the companies in which the losses arose. Under Dutch tax law, for prior periods, the expiration period denoted 6/9 years for The Netherlands, but as of the second half of 2021 it has been substantively enacted that there is no longer an expiration period applicable to the Dutch losses. Under Swiss law, losses can be offset against future income or capital gains for seven years.

Comparison of the six months ended June 30, 2021 and 2020

	For the six months ended June 30
	2021	2020	Change	%
	(in €)
Research and development expenses	(16,132,053)	(6,735,245)	(9,396,808)	140%
General and administrative expenses	(8,436,415)	(2,236,450)	(6,199,965)	277%
Total operating expenses	(24,568,468)	(8,971,695)	(15,596,773)	174%
Operating loss	(24,568,468)	(8,971,695)	(15,596,773)	174%
Net foreign exchange income/(loss)	3,344,373	(50,264)	3,394,637	(6754)%
Loss before tax	(21,224,095)	(9,021,959)	(12,202,136)	135%
Income taxes	(21,554)	-	(21,554)	—
Loss for the period	(21,245,649)	(9,021,959)	(12,223,690)	135%

Revenues

We did not generate any revenues for the six months ended June 30, 2021 and June 30, 2020.

Research and development expenses

	For the six months ended June 30
	2021	2020	Change	%
	(in €)
Personnel expenses	(3,768,165)	(906,234)	(2,861,931)	316%
Clinical expenses	(6,761,928)	(2,697,525)	(4,064,403)	151%
Non-clinical expenses	(2,143,713)	(1,144,499)	(999,214)	87%
Manufacturing costs	(2,920,172)	(1,907,267)	(1,012,905)	53%
License costs	(500,000)	—	(500,000)	—
Intellectual Property costs	(38,075)	(79,720)	41,645	(52)%
Total research and development expenses	(16,132,053)	(6,735,245)	(9,396,808)	140%

Research and development expenses increased from €6,735,245 for the six months ended June 30, 2020 to €16,132,053 for the six months ended June 30, 2021. The increase in the research and development expenses is mainly driven by the progress made in the PHVS416 and PHVS719 development programs in the first six months of 2021. Clinical expenses increased by €4,064,403 for the six months ended June 30, 2021 compared to the six months ended June 30, 2020 due to the expansion of the Phase 1 clinical program, the initiation of the RAPIDe-1 Phase 2 on demand study and preparations for the prophylactic program. Non-clinical expenses increased by

€999,214 for the six months ended June 30, 2021 compared to the six months ended June 30, 2020 due to advancement of the preparations for the Phase 2 and Phase 3 clinical PHVS416 and PHVS719 programs. Manufacturing costs relating to the API and pharmaceutical development of PHVS416 and PHVS719 increased by €1,012,905 for the six months ended June 30, 2021 compared to the six months ended June 30, 2020 to supply both clinical programs and the Phase 3 non-clinical study package. For the six months ended June 30, 2021 license costs reflected a milestone payment of €500,000 that was paid to Analyticon upon start of the clinical Phase 2. In the personnel expenses for the six months ended June 30, 2021 and 2020 an amount of €2,052,785 and €505,646, respectively, was included related to the share-based payments arrangements. The increase in the share-based payment expenses is due to the grants awarded in the first six months of 2021 and the remeasurement of the fair values of the stock options related to the performance periods 2021 and 2022. Remaining increase in personnel expenses is driven by the growth of our organization and yearly merit adjustments.

General and administrative expenses

	For the six months ended June 30
	2021	2020	Change	%
	(in €)
Personnel expenses	(3,036,786)	(611,927)	(2,424,859)	396%
Consulting fees	(390,872)	(478,700)	87,828	(18)%
Professional fees	(1,132,706)	(379,183)	(753,523)	199%
Accounting, tax and auditing fees	(1,086,756)	(403,599)	(683,157)	169%
Facilities, communication and office expenses	(2,462,147)	(234,696)	(2,227,451)	949%
Travel expenses	(3,357)	(22,044)	18,687	(85)%
Other expenses	(323,791)	(106,301)	(217,490)	205%
Total general and administrative expenses	(8,436,415)	(2,236,450)	(6,199,965)	277%

General and administrative expenses increased from €2,236,450 for the six months ended June 30, 2020 to €8,436,415 for the six months ended June 30, 2021. This is mainly driven by the growth of our organization in connection with the completion of the IPO, which also led to additional expenses inherent to being a public company. In the personnel expenses for the six months ended June 30, 2021 and 2020 an amount of €1,816,561 and €154,485 respectively, was included which related to share-based payments arrangements. The increase in the share-based payment expenses is due to the grants made in the first six months of 2021.

Net foreign exchange income/(loss)

Net foreign exchange income/(loss) for the six months ended June 30, 2021 and 2020 were €3,344,373 and (€50,264) respectively, a change of €3,394,637. The amount mainly relates to unrealized foreign exchange income, which is the result of translating group’s bank balances held in USD to EUR. The EUR/USD exchange rate has been developed to our favor for the three months ended March 31, 2021 whereas for the three months ended June 30, 2021 the exchange rate developed unfavorably for the Company. For the six months ended June 30, 2021 the Company is still in a favorable position. The net foreign exchange impact in 2021 compared to 2020 is more significant due to USD proceeds from our IPO in February 2021.

Income taxes

We have a history of losses. The tax charge over the six months ended June 30, 2021 relates to the Company’s US subsidiary as the result of a cost-plus agreement between the US entity and the group’s principal entity resulting in a taxable profit in the United States of America, with no taxable income over the six months ended June 30, 2020. We have tax loss carry-forwards of approximately €74.7 million (June 30, 2020: €12.6 million), that are available for offsetting against future taxable profits of the companies in which the losses arose. Under Dutch tax law, for prior periods, the expiration period denoted 6/9 years for The Netherlands, but as of the second half of 2021 it has been substantively enacted that there is no longer an expiration period applicable to the Dutch losses. Under Swiss law, losses can be offset against future income or capital gains for seven years.

Liquidity and Capital Resources

Since inception, we have incurred significant operating losses. For the six months ended June 30, 2021 and 2020 we incurred losses of €21,245,649 and €9,021,959 respectively. Since inception, we have not generated any revenues or net cash flows from sales. We will not receive any revenues or net cash flows from sales of our product candidate until it has been approved by regulatory authorities and we have commercialized it.

To date, we have relied solely on the issuance of equity securities to finance our operations and internal growth. As of June 30, 2021 we had cash and cash equivalents of €224.3 million. Our cash and cash equivalents consist solely of cash at bank.

Cash Flows

Comparison for the six months ended June 30, 2021 and June 30, 2020

The following table sets forth our primary sources and uses of our cash and cash equivalents for each of the periods set forth below:

	For the six months ended June 30
	2021	2020	Change	%
	(in €)
Net cash flows used in operating activities	(22,058,913)	(5,965,159)	(16,093,754)	270%
Net cash flows used in investing activities	(33,554)	(18,429)	(15,125)	82%
Net cash flows provided by financing activities	144,306,260	-	144,306,260	—
Net increase (decrease) in cash and cash equivalents	122,213,793	(5,983,588)	128,197,381	(2142)%
Cash and cash equivalents at the beginning of the period	98,628,871	20,326,372	78,302,499	385%
Effect of exchange rate changes	3,475,076	(14,306)	3,489,382	(24391)%
Cash and cash equivalents at the end of the period	224,317,740	14,328,478	209,989,262	1466%

Operating activities

Net cash used in operating activities reflects our results for the period adjusted for, among other things, depreciation, unrealized foreign exchange results, share-based payments, changes in working capital and interest accruals and payments.

Net cash used in operating activities was €22,058,913 for the six months ended June 30, 2021, an increase of €16,093,753, compared to €5,965,160 for the six months ended June 30, 2020, primarily reflecting the increase in research and development expenses and other operating expenses, due to progression made in the PHVS416 and PHVS719 development programs and the growth of our organization in 2021.

Investing activities

Net cash flows used in investing activities increased by €15,125 from €18,429 for the six months ended June 30, 2020 to €33,554 for the six months ended June 30, 2021, primarily as a result of capital expenditure related to office equipment in 2021.

Financing activities

Net cash flows provided by financing activities increased by €144,306,260 from nil for the six months ended June 30, 2020 to €144,306,260 for the six months ended June 30, 2021, primarily as a result of the proceeds of €144,306,260 from the IPO net of underwriting discount and other transaction costs.

Contractual Obligations and Commitments

Our contractual obligations and commitments as of June 30, 2021 amounted to €15,379,000, primarily related to research and development commitments.

Off-Balance Sheet Arrangements

As of June 30, 2021, we did not have any off-balance sheet arrangements other than the disclosed commitments.

Quantitative and Qualitative Disclosures About Market Risk

During the six months ended June 30, 2021, there were no significant changes to our quantitative and qualitative disclosures about market risk from those reported in “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in the Annual Report, except for the following:

Foreign Currency Risk

The Company is exposed to foreign exchange risk arising from various currency exposures, primarily with respect to the U.S. Dollar. We received the proceeds from our IPO in February 2021 in U.S. Dollars. We seek to minimize our exchange rate risk by maintaining cash positions in the currencies in which we expect to incur the majority of our future expenses and we make payments from those positions.

Interest Rate Risk

We have adopted an investment policy with the primary purpose of preserving capital, fulfilling our liquidity needs and diversifying the risks associated with cash. This investment policy establishes minimum ratings for institutions with which we hold cash, also ensuring that a negative interest rate is not paid.

Critical Accounting Estimates and Judgments

There have been no material changes to the significant accounting policies and estimates described in “Item 5. Operating and Financial Review and Prospects—A. Operating —Critical accounting estimates and judgements” in the Annual Report, except for the share options granted.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this management’s discussion and analysis are or may be forward-looking statements with respect to us, our industry and our business that involve substantial risks and uncertainties. All statements other than statements of historical fact contained in this management’s discussion and analysis, including statements regarding our future financial condition, results of operations and/or business achievements, including, without limitation, statements containing the words “believe,” “anticipate,” “expect,” “estimate,” “may,” “could,” “should,” “would,” “will,” “intend” and similar expressions are forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Such forward-looking statements involve unknown risks, uncertainties and other factors which may cause our actual results, financial condition, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Factors that might cause such a difference include, but are not limited to:

•	the expected timing, progress or success of our clinical development programs, especially for PHVS416 and PHVS719, which are in early-stage clinical trials;

•	risks associated with the COVID-19 pandemic, which may adversely impact our business, non-clinical studies and clinical trials, the timing of regulatory approvals and the value of our ordinary shares;

•	the timing, costs and other limitations involved in obtaining regulatory approval for our product candidates PHVS416 and PHVS719 or any other product candidate that we may develop in the future;

•	our ability to market, commercialize and achieve market acceptance for our product candidates PHVS416 and PHVS719 or any of our other product candidates that we may develop in the future, if approved;

•	our ability to establish commercial capabilities or enter into agreements with third parties to market, sell and distribute our product candidates;

•	our dependence on third parties to perform critical activities related to the research, development and manufacturing of our product candidates;

•	disruptions at the FDA and other government agencies;

•	the expense, time and uncertainty involved in the development and consistent manufacturing and supply of our product candidates, some or all of which may never reach the regulatory approval stage;

•	our ability to raise capital when needed and on acceptable terms;

•	our ability to enter into any new licensing agreements or to maintain any licensing agreements with respect to our product candidates;

•	our reliance on collaboration partners and licensees, whose actions we cannot control;

•	the willingness of private insurers and other payors to provide reimbursement for our products;

•	regulatory developments in the United States, the European Union and other jurisdictions;

•	the outcome and timing of price negotiations with governmental authorities;

•	our ability to compete in the pharmaceutical industry and with competitive generic products;

•	our ability to protect our intellectual property and know-how and operate our business without infringing the intellectual property rights or regulatory exclusivity of others;

•	side effects or adverse events associated with the use of our product candidates;

•	our ability to defend against costly and damaging liability claims resulting from the testing of our product candidates in the clinic or, if, approved, any commercial sales;

•	a loss of any of our key personnel;

•	our estimates of market sizes and anticipated uses of our product candidates;

•	our estimates of future performance;

•	our estimates regarding anticipated operating losses, future revenues, expenses, capital requirements and our needs for additional financing;

•	our ability to comply with existing or future laws and regulations in a cost-efficient manner;

•	our ability to manage negative consequences from changes in applicable laws and regulations, including tax laws;

•	our ability to successfully remediate the material weaknesses in our internal control over financial reporting and to maintain an effective system of internal control over financial reporting;

•	our expectations regarding the time during which we will be an emerging growth company under the Jumpstart Our Business Startups Act; and

•	changes in general market, political and economic conditions.

You should refer to “ITEM 3. Key information—D. Risk factors.” section of our Annual Report for a discussion of important factors that may cause our actual results to differ materially from those expressed or implied by our forward-looking statements. As a result of these factors, we cannot assure you that the forward-looking statements in this management’s discussion and analysis will prove to be accurate. Furthermore, if our forward-looking statements prove to be inaccurate, the inaccuracy may be material.

In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame or at all.

We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

In addition, statements that “we believe” and other similar statements reflect our belief and opinions on the relevant subject. These statements are based upon information available to us as of the date of this management’s discussion and analysis, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.